HSBC USA INC. Prospectus Addendum	Filed Pursuant to Rule 424(b)(2) Registration No. 333-133007 December 12, 2007 Prospectus Addendum (To the Prospectus dated April 5, 2006 and Prospectus Supplement dated October 12, 2007)

Notes, Series 1

HSBC USA Inc. will, and other affiliates of HSBC USA Inc. may, use this prospectus addendum and the following prospectus supplement and prospectus:

•	prospectus supplement, dated October 12, 2007 (the “relevant prospectus supplement”); and

•	prospectus, dated April 5, 2006;

and any related free writing prospectus or pricing supplement, in connection with market-making transactions or continuous offerings of certain notes issued by HSBC USA Inc., that were originally issued under the above prospectus supplement or a similar prospectus supplement for notes of earlier date.

When this prospectus addendum and the relevant prospectus supplement are used in connection with a market making transaction or a continuous offering involving the notes, you should note that the relevant prospectus supplement supersedes any earlier prospectus supplement. You should read the relevant prospectus supplement listed above together with any related free writing prospectus or pricing supplement, which describe the specific terms of your notes.

Please note, however, that if the relevant prospectus supplement, pricing supplement and any free writing prospectus for your notes provides that we intend to treat your notes for all U.S. federal income tax purposes as prepaid forward contracts or as executory contracts, then the following paragraph supplements, and to the extent inconsistent therewith, replaces, the discussion of the U.S. federal income tax consequences of owning your notes set out (i) in the risk factors section of the relevant prospectus supplement under “The material U.S. federal income tax consequences of an investment in some types of notes are uncertain" on page S-9 of the relevant prospectus supplement as well as (ii) in "Certain U.S. Federal Income Tax Considerations" section of the relevant prospectus supplement under “Certain Equity-Linked Notes” beginning on page S-47 of the relevant prospectus supplement.

"Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (such as a note that we intend (and you agree) to treat as a forward or other executory contract, or as a put and a deposit, for U.S. federal income tax purposes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital , and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes."

As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

December 12, 2007